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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
12 January 2004

04012427

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

Enclosures

Investor Info
December 2003
including traffic figures

Change in capacity utilisation in December compared with previous year



75
70
65
60
55
50
%
2003
2002
PassengerLF
CargoLF
GroupLF

Note:

The Lufthansa Group's full-year results 2003 will be disclosed on 25 March. The Annual Report will be available on the Internet on the same date.

The next **Investor Info** with the traffic figures for January 2004 is due on 10 February 2004.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 696-90997, Fax -90990
E- Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

12 January 2004

Higher utilisation in passenger and freight traffic

The airline business continued its revival in December 2003. Although passenger numbers at Lufthansa and Lufthansa CityLine were down on the prior year level by 1.6 per cent to 3.2 million, revenue passenger-kilometres rose by 3.6 per cent to 6.8 billion. Since capacity grew by only 1.6 per cent, the passenger load factor edged up by 1.4 percentage points to 69.8 per cent. In the Europe traffic region, the passenger count, capacity and sales were all down on the previous year's level. In December 2002, aggressive pricing accompanied by increased capacity had triggered a surge of 14.9 per cent in passenger numbers. Lufthansa continued its growth in intercontinental traffic. In the Americas traffic region, results were up by 6.4 (passenger count) and 5.8 per cent (sales), in the Middle East/Africa by 18.8 resp., 14.4 per cent, in Asia/Pacific by 2.5 resp.,1.5 per cent. Capacity utilisation also developed positively, except in the Americas where it fell marginally against the year-earlier level to 76.2 per cent.
Lufthansa Cargo carried 5.1 per cent more cargo and mail in December. Sales rose even more sharply by 8.6 per cent. While production figures remained virtually on the same level as in the previous year, the cargo carrier increased capacity utilisation by 5.8 percentage points to 71.0 per cent. A sales campaign launched in Germany enabled the carrier to recoup market shares.
Overall in the airline business (passenger and freight traffic), the Lufthansa Group pushed utilisation to an all-time high in a December of 70.4 per cent (+ 3.5 pp). In a year-on-year comparison, production rose by 0.7 per cent and sales by 5.9 per cent.

Top-level changes at subsidiaries

On 1 January 2004, the former managing director of NUR Touristic Wolfgang Beeser (61), took over as CEO of Thomas Cook AG. He was joined on the leisure travel group's executive board on the same date by Heinz-Ludger Heuberg (44) as CFO and by Ralf Teckentrup (46) in charge of airline business. Heinz-Ludger Heuberg was formerly CFO at Lufthansa Cargo AG and Ralf Teckentrup was latterly on the board of Lufthansa German Airlines. Dr. Peter Fankhauser remains responsible for tourism business on the Thomas Cook executive board.
Dr. Holger Hätty (45), previously Senior Vice President Corporate Strategy at Lufthansa AG, succeeded Ralf Teckentrup on the board of Lufthansa German Airlines on 1 January 2004 in charge of network management, IT and purchasing. Stephan Gemkow (43), formerly Senior Vice President Group Finance at Lufthansa AG is taking over from Heinz-Ludger Heuberg as CFO at Lufthansa Cargo AG on 1 February 2004.

First Airbus A340-600 on scheduled services

The first A340-600 began operating scheduled services on the Frankfurt-Buenos Aires route on 15 December. The new jetliner, a stretched version of the A340-300, is the world's longest passenger aircraft, measuring 75.30 metres from nose to tailfin. It has a range of 13,900 km (compared with the A340-300's 9,100 km), with 66 seats in Business Class and 279 in Economy. The A340-600 burns 16 per cent less fuel than the Boeing 747-200. Lufthansa has ordered ten of the type, four have already been delivered.

Traffic figures December 2003

Lufthansa Passenger Business Group*	December 2003	Yoy (%)	Cumulative	Yoy (%)
Passengers in 1,000	3,242	-1.6	44,383	+1.0
Available seat-kilometers (mio)	9,780	+1.6	122,787	+2.4
Revenue pax-kilometers (mio)	6,823	+3.6	90,027	+1.6
Passenger load-factor (%)	69.8	+ 1.4P.	73.3	- 0.6P.
Number of Flights	37,616	-4.5	486,270	-1.6
Lufthansa Cargo AG	**December 2003**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	135	+5.1	1,580	-2.7
Available Cargo tonne-km (mio)	859	-0.3	10,814	+0.6
Revenue Cargo tonne-km (mio)	610	+8.6	7,089	-1.0
Cargo load-factor (%)	71.0	+ 5.8P.	65.6	- 1.0P.
Number of Flights	1,864	+0.4	23,457	-1.7
Lufthansa Group	**December 2003**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,844	+0.7	23,113	+1.6
Revenue tonne-km (mio)	1,297	+5.9	16,158	+0.5
Overall load factor (%)	70.4	+ 3.5P.	69.9	- 0.8P.
Number of Flights	39,480	-4.3	509,727	-1.6
Traffic regions				
Europe (incl. Germany)	**December 2003**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	2,467	- 4.1	34,497	+ 0.2
Available seat-kilometers (mio)	2,829	- 4.3	37,171	+ 0.1
Revenue pax-kilometers (mio)	1,645	- 1.1	23,557	+ 1.5
Passenger load-factor (%)	58.2	+ 2.0P.	63.4	+ 0.9P.
Cargo/mail in 1,000 tonnes	59	+ 6.8	683	- 4.9
Available Cargo tonne-km (mio)	79	- 11.2	1,110	- 4.5
Revenue Cargo tonne-km (mio)	43	+ 13.4	451	- 0.1
Cargo load-factor (%)	54.1	+ 11.7P.	40.6	+ 1.7P.
America (North and South)	**December 2003**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	395	+ 6.4	5,420	+ 7.6
Available seat-kilometers (mio)	3,635	+ 6.5	48,074	+ 7.9
Revenue pax-kilometers (mio)	2,769	+ 5.8	37,497	+ 5.8
Passenger load-factor (%)	76.2	- 0.5P.	78.0	- 1.6P.
Cargo/mail in 1,000 tonnes	31	+ 0.3	395	- 2.1
Available Cargo tonne-km (mio)	293	- 2.9	3,928	- 0.1
Revenue Cargo tonne-km (mio)	209	+ 2.1	2,639	- 2.2
Cargo load-factor (%)	71.4	+ 3.5P.	67.2	- 1.5P.
Asia/Pacific	**December 2003**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	235	+ 2.5	2,860	- 4.5
Available seat-kilometers (mio)	2,393	- 1.1	27,893	- 4.5
Revenue pax-kilometers (mio)	1,765	+ 1.5	22,070	- 5.9
Passenger load-factor (%)	73.7	+ 1.8P.	79.1	- 1.3P.
Cargo/mail in 1,000 tonnes	36	+ 7.7	409	+ 0.4
Available Cargo tonne-km (mio)	428	+ 6.7	4,960	+ 3.0
Revenue Cargo tonne-km (mio)	312	+ 12.5	3,516	+ 0.4
Cargo load-factor (%)	73.0	+ 3.7P.	70.9	- 1.8P.
Middle East and Africa	**December 2003**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	146	+ 18.8	1,582	+ 10.5
Available seat-kilometers (mio)	923	+ 10.4	9,575	+ 8.2
Revenue pax-kilometers (mio)	643	+ 14.4	6,866	+ 7.7
Passenger load-factor (%)	69.7	+ 2.4P.	71.7	- 0.3P.
Cargo/mail in 1,000 tonnes	8	+ 1.0	93	- 2.3
Available Cargo tonne-km (mio)	60	- 15.1	816	- 3.0
Revenue Cargo tonne-km (mio)	46	+ 10.2	483	- 4.6
Cargo load-factor (%)	76.6	+ 17.6P.	59.2	- 1.0P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

The Share Shareholder Structure

71.3 per cent of equity in German hands

Lufthansa's share capital of Euro 976,896,000 is divided into 381.6 million registered non-par value shares. About 466,000 shareholders are recorded in Lufthansa's shareholders' register.
32.4 per cent of Lufthansa's share capital is held by private stock owners, 67.6 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 71.2 per cent of Lufthansa share capital at 31 December 2003. Second with 9.9 per cent were shareholders from the UK followed by US investors with 5.9 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure

Free float	89.95 %
GENUJO Achte Beteiligungs GmbH	10.05 %

Shareholder structure by nationality

Germany	71.25 %
Great Britain	9.91 %
USA	5.90 %
Belgium	4.34 %
Luxembourg	3.45 %
Switzerland	2.14 %
Other (145 countries)	3.01 %



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Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 31 December 2003 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	71.3 %
United Kingdom	9.9 %
United States	5.9 %
Belgium	4.3 %
Luxembourg	3.5 %
Switzerland	2.1 %
Other	3.0 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 7 January 2003

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069